

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 7, 2017

<u>Via E-mail</u>
Mr. Richard E. Konzmann
Chief Financial Officer
Arlington Asset Investment Corp.
1001 Nineteenth Street North
Arlington, VA 22209

> **Re: Arlington Asset Investment Corp.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 001-34374**

Dear Mr. Konzmann:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Robert F. Telewicz, Jr.

                                        Robert F. Telewicz, Jr.
                                        Accounting Branch Chief
                                        Office of Real Estate and
                                        Commodities